STONE HARBOR INVESTMENT FUNDS

31 West 52nd Street, 16th Floor

New York, NY 10019

May 28, 2010

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:                               Stone Harbor Investment Funds (the “Registrant”) (Registration Nos. 333-141345 and 811-22037)

Ladies and Gentlemen:

This letter is being provided simultaneously with the filing, by electronic submission via EDGAR, of Post-Effective Amendment No. 4 to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 6 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended, on Form N-1A (the “Registration Statement”).

As requested, we acknowledge the following: (i) comments or changes to disclosure in response to comments given by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the Registrant accepts full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,
STONE HARBOR INVESTMENT FUNDS

/s/ Adam J. Shapiro
Name:	Adam J. Shapiro
Title:	Secretary